Exhibit 2.5

WesternZagros Resources Ltd.

Second Quarter Interim Report

for the period ended June 30, 2014

Message to Shareholders

WesternZagros Resources Ltd. (TSX-V – WZR) (“WesternZagros” or the “Company”) provides its financial results for the period ended June 30, 2014, as well as key operational highlights and activities to date. They included:

Key developments:

•	Filed a declaration of commerciality for the Kurdamir Block to move the Kurdamir discovery towards production. A conceptual development plan outlining infrastructure and development wells includes two initial phases to secure early oil and gas production.

•	Filed a development plan for the Garmian Block that includes three phases that target oil production of 25,000 to 35,000 barrels per day (“bbl/d”) in 2015.

•	Announced plans to raise up to $450 million to fund development on the Garmian and Kurdamir blocks. This financing is a Cdn$250 million shareholder rights offering and a US$200 million debt financing arrangement, both of which are backed by the Company’s largest shareholder. Proceeds will be used for production facilities and development wells.

•	Advanced a workover on the Sarqala-1 well to bring near term production capability up to 10,000 bbl/d.

Commenting on the second quarter results and subsequent events, WesternZagros’s Chief Executive Officer Simon Hatfield said:

“With the anticipated funding from our recently announced financing transactions, we are now well positioned to advance our plans for drilling the wells and building the production facilities necessary to deliver light oil production and cash flow from our two promising Kurdistan Region fields. We’ve declared commerciality on both of our blocks and over the upcoming period we will be moving forward with our development plans. This is an exciting leap forward for the Company and marks an additional vital step in our transition from exploration to a new era of development and production.”

“Securing the support of our two largest shareholders for our pending financing demonstrates their confidence in our business plan and we are pleased that all of our existing shareholders will have the opportunity to participate in the planned rights offering and invest in the future development of our discoveries.”

Management’s Discussion and Analysis

The following Management’s Discussion and Analysis (“MD&A”) reviews WesternZagros Resources Ltd.’s (“WesternZagros” or the “Company”) financial condition, activities and results of operations for the three and six month periods ended June 30, 2014. It should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, prepared using policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the related notes for the period ended June 30, 2014. Certain information and disclosures normally included in the notes to the interim financial statements have been condensed or have been disclosed on an annual basis only. Accordingly, this MD&A should also be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2013, which were prepared in accordance with IFRS as issued by the IASB.

Additional information relating to the Company, including its quarterly MD&A for the year is available on SEDAR at www.sedar.com.

This MD&A is dated August 21, 2014.

Forward-Looking Information

This discussion offers management’s analysis of the financial and operating results of WesternZagros and contains certain forward-looking statements relating to, but not limited to, operational information, future appraisal and development plans and the timing and estimated costs associated therewith, future production capability and capacity of wells and facilities, potential additions to contingent resources, estimated commitments under the Company’s Production Sharing Contract for the Kurdamir area (“Kurdamir PSC”) and Production Sharing Contract for the Garmian area (“Garmian PSC”), planned expenditures and anticipated financing transactions, including the expected timing thereof and proceeds therefrom. Forward-looking information typically contains statements with words such as “anticipate”, “estimate”, “expect”, “potential”, “could”, or similar words suggesting future outcomes. The Company cautions readers and prospective investors in the Company’s securities to not place undue reliance on forward-looking information as, by its nature, it is based on current expectations regarding future events that involve a number of assumptions, inherent risks and uncertainties, which could cause actual results to differ materially from those anticipated by WesternZagros. Readers are also cautioned that disclosed test rates and results are not necessarily indicative of long-term performance or of ultimate recovery.

Forward looking information is not based on historical facts but rather on management’s current expectations as well as assumptions made by, and information currently available to management, concerning, among other things, outcomes of future well operations, completion of planned financing transactions and the ability to obtain all necessary regulatory and shareholder approvals in connection therewith, plans for and results of extended well tests and drilling activity, future capital and other expenditures (including the amount, nature and sources of funding thereof), future economic conditions, future currency and exchange rates, continued political stability, continued security in the Kurdistan Region, timely receipt of any necessary government or regulatory approvals, the successful resolution of disputes, the Company’s continued ability to employ qualified staff and to obtain equipment in a timely and cost efficient manner, the participation of the Company’s co-venturers in joint activities, and the ability to sell production and the prices to be received in connection therewith. In addition, budgets are based upon WesternZagros’s current appraisal and development plans and anticipated costs, both of which are subject to change based on, among other things, the actual outcomes of well operations and the installation and commissioning of facilities, unexpected delays, availability of future financing and changes in market conditions. Although the Company believes the expectations and assumptions reflected in such forward-looking information are reasonable, they may prove to be incorrect. Forward-looking information involves significant known and unknown risks and uncertainties. A number of factors could cause actual results to differ materially from those anticipated by WesternZagros including, but not limited to, the risk that any of the conditions set forth in the equity backstop agreement for the financing are not satisfied on a timely basis or other termination events under such agreement occur, risks associated with the oil and gas industry (e.g. operational risks in exploration and production; inherent uncertainties in interpreting geological data; changes in plans with respect to capital expenditures; interruptions in operations together with any associated insurance proceedings; the uncertainty of estimates and projections in relation to costs and expenses and health, safety and environmental risks), the risk of commodity price and foreign exchange rate fluctuations, the uncertainty associated with any dispute resolution proceedings, the uncertainty associated with negotiating with foreign governments and risk associated with international activity, including the lack of federal petroleum legislation and ongoing political disputes in Iraq and recent terrorist activities in Iraq in particular.

In addition, statements relating to “resources” contained herein are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the resources described can be economically produced in the future. Terms related to resource classifications referred to herein are based on the definitions and guidelines in the Canadian Oil and Gas Evaluation Handbook which are as follows. “Prospective resources” are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. Prospective resources have both an associated chance of discovery (geological chance of success) and a chance of development (economic, regulatory, market, facility, corporate commitment or political risks). The chance of commerciality is the product of these two risk components. The estimates referred to herein have not been risked for either the chance of discovery or the chance of development. There is no certainty that any portion of the prospective resources will be discovered. If a discovery is made, there is no certainty that it will be developed or, if it is developed, there is no certainty as to the timing of such development or that it will be commercially viable to produce any portion of the prospective resources. “Contingent resources” are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingent resources have an associated chance of development (economic, regulatory, market and facility, corporate commitment or political risks). The estimates referred to herein have not been risked for the chance of development. There is no certainty that the contingent resources will be developed and, if developed, there is no certainty as to the timing of such development or that it will be commercially viable to produce any portion of the contingent resources. All resource estimates presented are gross volumes for the indicated reservoirs, without any adjustment for the Company’s working interest or encumbrances. A barrel of oil equivalent (“BOE”) is determined by converting a volume of natural gas to barrels using the ratio of 6 million cubic feet (“Mcf”) to one barrel. BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 BOE is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. The Company’s Statement of Oil and Gas Information contained in its Annual Information Form dated March 13, 2014 (“AIF”), filed on SEDAR at www.sedar.com contains additional detail with respect to the resource assessments and includes the significant risks and uncertainties associated with the estimates and the recovery and development of the resources, and, in respect of contingent resources, the specific contingencies that prevent the classification of the resources as reserves. In addition, combined mean estimates of resources that are presented in this MD&A are an arithmetic sum of the mean estimates for individual reservoirs and each such individual mean estimate is the average from the probabilistic assessment that was completed for the reservoir. Readers should refer to the AIF for a detailed breakdown of the high (P10), low (P90) and best (P50) estimates for each of the individual reservoir assessments as audited by the Company’s independent reserves evaluator.

Readers are cautioned that the foregoing list of important factors is not exhaustive. The forward-looking statements contained in this MD&A are made as of the date of this MD&A and, except as required by law, WesternZagros does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement. See the “Risk Factors” section of the Company’s AIF and this MD&A for a further description of these risks and uncertainties facing WesternZagros. Additional information relating to WesternZagros is also available on SEDAR at www.sedar.com, including the Company’s AIF.

Overview

WesternZagros is a publicly-traded, Calgary-based, international oil and gas company focused on acquiring, exploring, developing and producing crude oil and natural gas in the Kurdistan Region of Iraq (“Kurdistan Region”). WesternZagros holds two Production Sharing Contracts (“PSCs”) with the Kurdistan Regional Government (“KRG”) that are on trend with, and adjacent to, a number of prolific oil and gas discoveries.

The Company holds a 40 percent working interest in the Garmian PSC and is currently the operator. The KRG holds a 20 percent interest and the remaining 40 percent interest is held by Gazprom Neft Middle East B.V. (“Gazprom Neft”). Pursuant to the terms of the Garmian PSC, at the end of the Exploration Period, operatorship was to transition from WesternZagros to Gazprom Neft, although the Company has been requested to continue operatorship for the time being.

The Garmian contract area (“Garmian Block”) includes the Sarqala and Hasira discoveries containing an estimated 31 million barrels of oil equivalent (“MMBOE”) of gross unrisked contingent resources (mean estimate) and a further 463 MMBOE of gross unrisked prospective resources (mean estimate). The Company declared commerciality of the Sarqala discovery on December 23, 2013, which signaled the start of the development period for the Garmian PSC. On June 19, 2014, the Company and Gazprom Neft submitted a development plan to the KRG for approval.

The Kurdamir contract area (“Kurdamir Block”) is operated by Talisman (Block K44) B.V. (“Talisman”) with a 40 percent working interest. WesternZagros holds a 40 percent working interest and the KRG holds a 20 percent working interest. The Kurdamir Block includes the Kurdamir discovery containing approximately 1 billion BOE of gross unrisked contingent resources (mean estimate) and a further estimated 1.6 billion BOE of gross unrisked prospective resources (mean estimate). The Company and Talisman declared commerciality of the Kurdamir discovery on August 19, 2014, which signals the start of the development period for the Kurdamir PSC. WesternZagros and Talisman are now in discussions regarding the development plan to be submitted to the KRG, including the location and plans for the first horizontal development well on the Kurdamir Block.

WesternZagros has completed the exploration and appraisal phase under the PSCs on its Garmian and Kurdamir blocks, and is commencing the development of its crude oil and gas discoveries. The Company has not established any reserves to date; however, the recognition of reserves is anticipated after the approval of the respective development plans for the blocks. WesternZagros’s goal is to develop the 1 billion BOE of gross unrisked contingent resources and further delineate the 2.2 billion BOE of gross unrisked prospective resources of oil and gas (both combined mean estimates) that are associated with its discoveries.

WesternZagros’s reported revenue is comprised entirely of interest earned on cash and cash equivalent balances and short-term investments. As at the reporting date, the Company does not yet believe that it has demonstrated the commercial viability and technical feasibility of its properties as it is awaiting the approval of its Garmian development plan and completion of the reserves report from the independent reserves evaluator and has only recently submitted the declaration of commerciality on Kurdamir and is preparing the development plan to be submitted for approval. Accordingly, all exploration and evaluation expenditures that pertain to the Kurdistan Region exploration project with respect to the Company’s PSCs have been capitalized in accordance with the Company’s exploration and evaluation accounting policy. During the exploration phase, the Company credits proceeds received from the sale of any hydrocarbons against exploration and evaluation expenditures on the Statement of Financial Position. In accordance with IFRS standards, the Company expenses any borrowing costs as financing costs on the Statement of Comprehensive Income (Loss) during the exploration phase.

Basis of Presentation

Reporting and Functional Currency

The Company has prepared its June 30, 2014, unaudited condensed consolidated interim financial statements in accordance with IFRS, as issued by the IASB, and interpretations issued by the IFRS Interpretations Committee (“IFRIC”) that were published at the time of preparation and that were effective on December 31, 2013. Comparative information for 2013, including that utilized in this MD&A, has been prepared in accordance with the Company’s IFRS accounting policies, which have been consistently applied to all periods presented. Where necessary, prior period comparative figures have been adjusted to conform to presentation changes in the current year.

The reporting and functional currency of the Company is the United States (“U.S.”) dollar. All references herein to US$ or to $ are to U.S. dollars.

Strategy

WesternZagros’s objective is to advance the development into production of its discoveries in a phased manner in order to maximize the value of the Garmian and Kurdamir blocks for the Company and its shareholders. Key elements of achieving this objective include maintaining best-in-class operating procedures and protocols to help ensure safe operating practices, and remaining attractive in the capital markets by demonstrating operational success and maintaining prudent and conservative financial discipline.

For the remainder of 2014, WesternZagros will focus on advancing phased development plans with KRG approval, that include early production systems with the potential for staged expansions to deliver significant production rates of both oil and gas. The Company anticipates production on the Garmian block to begin following completion of the Sarqala-1 workover and facility upgrades.

To fund the phased development of WesternZagros’s two major oil discoveries on the Kurdamir and Garmian blocks, the Company is undertaking a Cdn$250 million equity rights offering that is supported by a comprehensive equity arrangement for up to CDN$200 million and a separate debt financing arrangement of U.S.$200 million from its largest shareholder, Crest Energy International LLC (“Crest”).

Highlights

WesternZagros’s highlights and activities to August 21, 2014, include the following:

Health, Safety, Environment and Security (“HSE&S”)

•	Since January 1, 2014, the Company has not had any lost time incidents and has met or exceeded the other HSE&S targets that it monitors. In a continuous effort to improve its safety performance, the Company continues to investigate any high potential incidents, regardless of whether or not an injury was sustained. In May 2014, the Company introduced and trained employees in the “10 Lifesaving Program” which focuses on the 10 areas where failure to comply has the highest potential for serious injury or death.

•	On August 13, 2014, the Company implemented a number of precautionary measures on its Garmian Block where its assets are safe and secure. The measures are in accordance with the Company’s protocol to ensure the safety of employees, contractors and equipment following the recent curtailment of a number of third-party oil field and other services in the Kurdistan Region. The measures include a temporary reduction of operations and relocation of non-essential personnel away from field locations and company regional offices. Other operators in the Kurdistan Region have initiated similar measures, including Talisman at the Kurdamir Block. The Company plans to promptly resume work once industry conditions stabilize.

Operations

WesternZagros’s assets comprise two contract areas, the Garmian and Kurdamir blocks, with significant oil and gas discoveries on both and an estimated 2.2 billion BOE of gross unrisked prospective resources (combined mean estimate) remaining for future appraisal.

Operated Joint Venture: Garmian Block

•	On June 19, 2014, the Company submitted the development plan for the hydrocarbon resources in the Sarqala area. This followed a declaration of commerciality for the Sarqala discovery on December 23, 2013.

•	The Garmian phased development plan is focused primarily on the Jeribe/Upper Dhiban reservoir interval with other reservoirs being developed as they are proven up. Additional field facilities will be added based on the results of the development drilling program. The Company will work with the KRG to deliver associated gas from the Sarqala discovery that is not used in operations.

•	The development plan balances the need for immediate production with the need to appraise the ultimate reservoir size of the field. This will help to optimize the sizing of full field facilities to match cash flow.

•	The Sarqala-1 well workover commenced in March 2014 to increase production above the current capacity of 5,000 bbl/d up to 10,000 bbl/d. The workover is progressing, but has been delayed due to operational issues with the replacement of the 3-1/2 inch tubing. The issue is now resolved, however, as a result of the temporary reduction of field operations, the final stage of the well workover has been suspended pending resumption of operations.

•	The Hasira-1 well was suspended on May 25, 2014 after reaching a total depth of 4,181 metres, and after drilling through both the Jeribe and Oligocene reservoirs. Logging and initial open hole tests have confirmed light oil in both the reservoirs. The open hole test in the Oligocene reservoir flowed oil to surface during an initial clean-up flow; however, the test was prematurely terminated after six hours due to formation debris plugging the tubing. Estimated rates from the clean-up flow period were 3,000 bbl/d of fluid, with up to 40 percent oil cut and the balance being drilling fluids. The oil that flowed was consistent with the oil produced from Sarqala-1; approximately 40 degree API and no indications of hydrogen sulphide. Currently, the Company has suspended the well for future testing of both the Oligocene and Jeribe reservoirs utilizing the workover rig from Sarqala-1.

•	Preparations are underway for the additional development of the Sarqala oilfield including the first two development wells anticipated to spud in the first half of 2015. After receiving approval from the KRG, the Company anticipates commencing oil sales into the domestic market or into the export market via the Kurdistan Region-Turkey pipeline.

Non-Operated Joint Venture: Kurdamir Block

•	WesternZagros and its co-venturer and operator, Talisman, submitted a declaration of commerciality to the KRG on August 19, 2014, for the oil and gas discovery in the Kurdamir Block. The Company and Talisman will next submit a phased development plan, outlining future production wells, facilities and supporting infrastructure, to the KRG. The Company estimates, as audited by its independent reserves evaluators, that, as at February 10, 2014, the Kurdamir discovery contains gross unrisked contingent resources of 541 million barrels of oil and prospective resources of 1.3 billion barrels of oil and (both combined mean estimates). Future expansion phases will be determined based on the results from the development drilling campaign.

•	The development plan is currently under active discussions with Talisman and the KRG.

•	The Company has conducted the following work to better understand the Kurdamir discovery and to prepare for future development activities and for further delineation of the prospective resources:

–	A 44-day extended well test at the Kurdamir-2 well was completed on May 2, 2014. Cumulative oil production was approximately 90,000 barrels and no formation water was produced. The Company views these test results as support that the current contingent resource estimates for the Oligocene reservoir on the Kurdamir Block represent a conservative view. During testing, the oil flow rate was restricted by the capacity of the gas flare.

–	WesternZagros analyzed the Kurdamir-3 well log and test data, and concluded that the formation water encountered in the previous Kurdamir-3 well was most likely from a deeper interval. Based upon the oil tested and oil pay calculated on wireline logs from Kurdamir-3, the lowest known oil would extend significantly lower than the lowest known oil used for estimating the current contingent resources; down to the deepest point drilled to date in the Oligocene reservoir. Extending the lowest known oil to this depth has the potential to convert approximately 350 million barrels (“MMbbl”) of the current mean estimate of prospective oil resources into contingent oil resources.

–

In addition, the Company continues to interpret the 3D seismic data acquired over the Kurdamir wells and the nearby Baram-1 well to determine the implications for understanding of the Kurdamir discovery. This work has recently identified that while a fault exists between Baram and Kurdamir, the fault is unlikely to be a seal. This means that the oil-water contact identified on wireline logs in the deeper Baram-1 well may represent a common oil-water contact for both structures. This would extend the known oil leg further down by another 600 metres than in the current audited contingent resources estimate. If this common oil-water contact can be proven, it has the potential to convert an additional 600 MMbbl of the current mean estimate of prospective oil resources into contingent oil resources. This is in addition to the 350 MMbbl of prospective oil resources discussed in the previous paragraph. On a combined basis, it would allow the conversion of approximately 1 billion barrels of prospective oil resources into contingent resources.

•	The Company continues to monitor the progress and results from third-party wells that are drilling in the Kurdamir structure on neighbouring blocks and results of both wells will be integrated into its future plans. Test results have not yet been released from the Topkhana-2 well targeting the Oligocene reservoir, recently completed by Talisman on its neighbouring Topkhana Block. The Massoyi-1 well, currently being tested by Korea National Oil Corporation on its neighbouring Sangaw South Block to the north of the Kurdamir Block, is targeting the Oligocene and Eocene reservoirs.

Financial

•	As at June 30, 2014, WesternZagros had $49.7 million in working capital.

•	WesternZagros’s share of exploration and evaluation (“E&E”) expenditures during the first six months of 2014 included 50 percent of Garmian Block costs and 60 percent of Kurdamir Block costs. WesternZagros’s share for these activities and other capitalized costs was $48.0 million, comprised of $18.4 million of drilling-related costs and $29.6 million in other appraisal and development planning costs. The Company’s portion of drilling-related costs included: $11.4 million for Hasira-1, $5.2 million for Baram-1 and $1.8 million in long leads and planning for Kurdamir-4. Appraisal, development and other costs included: $5.6 million for the Kurdamir-2 EWT; $6.3 million for the Sarqala workover; $6.8 million for initial long lead costs, site preparation costs and other appraisal costs; $2.0 million for development planning; and $8.9 million for local office and all other PSC-related costs for both blocks.

•	During the second quarter of 2014, two of the Company’s contracted drilling rigs were temporarily assigned to Gazprom Neft for the remainder of 2014. WesternZagros has fully recovered its portion of a $20 million deposit held in trust for the rigs.

Strategic

•	WesternZagros established a Special Committee of the Board of Directors earlier in 2014 to evaluate the various financing and strategic alternatives available to the Company given the progression towards development and the additional future funding required.

•	After having evaluated a broad range of alternatives, WesternZagros announced on August 14, 2014, that it will undertake an equity rights offering that is supported by a comprehensive equity arrangement and a separate debt financing arrangement from its largest shareholder, Crest. The proceeds from these financing transactions will be used to fund the development of the Company’s two major oil discoveries on the Kurdamir and Garmian blocks.

•	The Company will conduct a rights offering to current holders of common shares of the Company to raise gross proceeds of up to Cdn$250 million. The Company’s largest shareholder, Crest, with 19.8% ownership, has agreed to support the rights offering by entering into an equity backstop agreement for up to Cdn$200 million. In addition, Crest has also agreed to provide debt financing of up to U.S.$200 million available to be drawn in two separate tranches: U.S.$150 million in October 2015 and U.S.$50 million in June 2016.

•	The Company’s second largest shareholder, Paulson & Co. Inc., with 11.1% ownership, has indicated that it intends to participate in the rights offering and to vote in favour of the transaction at a special meeting of shareholders of the Company which is required to approve the equity backstop arrangement with Crest.

Iraq and Kurdistan Region Political Status Update

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Iraq is at a key juncture in the process of forming a new government following the April 30, 2014, elections. The new Iraqi Parliament elected Fuad Masum as President on July 24 and is making efforts to pass the long-delayed 2014 draft budget. The election of President Masum, a Kurd, represents a key step toward forming a new, inclusive government and addressing Iraq’s interlocking political and security crises.

•	Haydar al-Adadi has been endorsed by the Shiite National Alliance and nominated to replace Prime Minister Nouri Al-Maliki, who recently resigned. Haydar al-Abadi, a veteran Shiite lawmaker, has vowed to unite the Iraqi people, and fight corruption and Sunni militants who have overrun large parts of the country.

•	Claiming an inability to negotiate with the Government of Iraq under Prime Minister Maliki’s leadership, KRG President Massoud Barzani reportedly requested on July 3, 2014 that the Iraqi Kurdistan parliament draft a law to create a commission to oversee a referendum on self-determination for Kurdistan. Under the 2005 Iraqi Constitution, the Kurdistan Region can democratically determine new borders and authority over disputed territories following a census and a referendum.

Iraq and Kurdistan Region Security Status Update

•	On June 6, 2014, the Islamic State of Iraq and al-Sham (“ISIS”), a U.S. designated terrorist group, led a jihadist surge in northern Iraq that seized control of important cities in the Sunni heartland within a matter of days. Throughout June, the insurgents spread throughout other areas of northern Iraq, taking hold of strategic assets such as banks, oil and gas depots, refineries, airports and America-made heavy weapons as Iraqi federal forces fled. The Kurdish military, also known as the Peshmerga, pushed forward into certain areas vacated by Iraq federal forces.

•	The territories of dispute between Federal Iraq and the KRG stretch across the northern part of the country from Syria to Iran. With an avowed commitment to protect the Kurdish population in the disputed territories, the Peshmerga have assumed responsibility for security of some of these areas.

•	On June 29, 2014, ISIS proclaimed a new Islamic Caliphate. In the wake of ISIS advances, Kurdistan is now engaging in skirmishes and larger scale military actions against ISIS at various points along the border currently shared with ISIS.

•	Growing military and humanitarian support is being provided by the United States (“U.S.”), Canada, United Kingdom (“U.K.”) and European Union countries to support the Peshmerga and Kurdistan. On August 8, the U.S. commenced limited air strikes on ISIS positions in northern Iraq. It also deployed additional military advisors to the Kuristan Region and has started shipping weapons to Peshmerga. The UK is deploying military forces to Iraq in humanitarian support roles, and France announced on August 13, 2014 that it would send weapons to Kurdish forces.

Infrastructure - Oil

•	The KRG has completed construction of a 30,000 bbl/d oil pipeline from the Avana Dome to the Khurmala Dome on the Kirkuk oilfield. The tie-in was originally agreed upon in response to a goodwill gesture by the KRG to assist the Government of Iraq with exporting crude that is stranded by the damaged Iraq-Turkey pipeline (“ITP”) through northern Iraq.

•	With the Kirkuk oil field currently under the joint security protection of the Iraqi forces and the Peshmerga, the KRG installed pumping stations on this newly built pipeline. Test volumes of oil from the Baba Dome are flowing into the Kurdistan Region where it will likely be used for local refining and consumption. An influx of Kirkuk oil feeding the Kurdistan Region’s refineries would free up existing KRG production for export.

•	Construction of the Kurdistan Region-Turkey pipeline in the Kurdistan Region from Khurmala to Fish Khabur was completed in April 2014 with an initial capacity of 150,000 bbl/d. A separate pipeline, from the Tawke field in the Kurdistan Region to a tie in at Fish Khabur, is capable of delivering 100,000 bbl/d for export to Turkey.

•	By the end of 2014, the Kurdistan Region is anticipated to have the capacity to export approximately 450,000 bbl/d through the Kurdistan Region-Turkey pipeline, with potential to increase to 1 million bbl/d in early 2015 following installation of more pumping stations. Additional volumes are expected to be trucked, especially heavy crudes, that do not meet required pipeline oil specifications even with diluent.

•	Turkey is continuing upgrades on its portion of the 40-inch Iraq-Turkey pipeline that receives Kurdistan Region crude from the tie in at Fish Khabur for transport to the port city of Ceyhan. Turkey has allocated four oil storage tanks (capacity 2.5 MMbbl) at the port city of Ceyhan for Kurdish crude as part of the system and the tanks are currently being filled with Kurdish Region oil.

Export and Payment for Crude Oil from the Kurdistan Region

•	The Kurdistan Region re-started crude oil exports of approximately 100,000 bbl/d through the Kurdistan Region-Turkey pipeline on April 27, 2014.

•	The KRG’s production has continued uninterrupted producing approximately 360,000 bbl/d of oil from a small number of fields: approximately 125,000 bbl/d continues to flow to Ceyhan for export, 150,000 bbl/d is consumed in domestic refineries and 80,000 bbl/d is exported by truck through Iran and Turkey.

•	Relations between the KRG and Government of Iraq have been strained by disputes over the sale of Kurdish oil through Turkey. Since January 2014, the Government of Iraq has periodically delayed payment of the KRG’s federal budget allocation, preventing the KRG from paying public-sector salaries. The Kurdistan Region commenced exporting oil in late May 2014 saying it would serve as compensation for the budget cut.

•	The KRG sold its first oil shipment that sailed from Ceyhan on May 22, 2014, despite objections from the Government of Iraq. The Government of Iraq insists, under an Iraqi-Turkish agreement, that Turkey has no right to permit the KRG to use pipelines in Turkey without its express permission. Iraq has a pending arbitration request against Turkey at the International Chamber of Commerce in Paris. The Government of Iraq opposes unilateral exports by the KRG and has threatened legal action against any company that facilitates the oil’s sale.

•	Five other tankers have sailed since the first one in May. Three of the tankers have been delivered and sold, one each to Israel, Malaysia and Croatia. The fourth tanker is off the coast of Morocco and the fifth is off the U.S. Gulf Coast where Iraq’s federal government has filed suit in U.S. Federal court to block the tanker from plans to offload its crude. A sixth tanker is enroute for loading in Ceyhan.

•	The KRG and Turkey agreed to continue the export of Kurdish oil and on June 5, 2014, the two governments signed a 50-year deal to export Kurdish oil with the option to be extended if necessary.

•	In May the Iraqi Oil Ministry reportedly sought an injunction against KRG oil exports. On June 27, 2014, the KRG posted a decision by Iraq’s Supreme Court, claiming it had supported the KRG’s position and that it is legally entitled to export oil produced in the Kurdistan Region from wells discovered after 2005.

Corporate Social Responsibility (“CSR”)

•	WesternZagros conducts its operations so that stakeholders benefit from the presence of the oil and natural gas industry. This is achieved on the ground through CSR projects that create mutual benefits. The Company continues to advance this goal by supporting local employment, water supply, education, health care, agriculture and recreation.

•	Specific community investment activities in the quarter included a women’s health training program for 10 Garmian villages, continuing distribution of recycled water bottle greenhouses as part of the STEP project, refurbishment and expansion of the Mil Qasim primary school, and development of a new agribusiness initiative for Garmian villages. A planned waste water management system has been implemented in the Garmian district and an industrial incinerator is currently enroute with expected delivery in the third quarter. Waste management system training, delivered by a specialist consultancy, has also been completed.

General and Administrative Expenses

For the three and six months ended June 30, 2014, WesternZagros expensed $3.9 million and $7.8 million in general and administrative expenses (“G&A”), respectively, as compared to $4.1 million and $8.3 million for the comparable periods in 2013. G&A expenses were lower in 2014 mainly due to a favourable U.S. exchange rate with the majority of the Company’s G&A costs incurred in Canadian dollars.

For the six months ended June 30, 2014, WesternZagros capitalized $2.5 million of G&A (2013: $2.0 million), including the capitalized portion of share-based payments. For the three months ended June 30, 2014, we capitalized $1.5 million (2013: $1.0 million). The amounts capitalized are directly related to the supervision of the Company’s exploration and evaluation activities.

Depreciation, Depletion and Amortization (“DD&A”)

For the three and six months ended June 30, 2014, WesternZagros had $0.07 million and $0.14 million, respectively, of depreciation related to certain administrative assets, compared to $0.06 million and $0.08 million during the comparable periods of 2013. No depletion of exploration and evaluation (“E&E”) assets will be recognized until such time that the technical feasibility and commercial viability has been demonstrated and development has been sanctioned, in which case the applicable E&E assets would be tested for impairment and reclassified as development expenditures and then depleted on a unit of production basis.

Stock Based Compensation

The Company recognizes the expense associated with share-based payments on a graded vesting basis for all stock options granted. For the quarter ended June 30, 2014, WesternZagros recorded $0.2 million in stock based compensation expense (2013: $0.5 million) and $0.1 million as part of capitalized G&A (2013: $0.3 million), with a corresponding increase to contributed surplus. For the six month period ended June 30, 2014, the Company recorded $0.5 million (2013: $0.9 million) of stock-based compensation expense and $0.2 million as part of capitalized G&A (2013: $0.5 million). Stock-based compensation recognized in 2014 decreased compared to 2013 due to the graded vesting of options granted in prior years.

Derivative Liabilities Loss

In accordance with IFRS, the Canadian denominated convertible notes originally issued during the second quarter of 2013 were considered to contain an embedded derivative since the functional currency of the Company is the U.S. dollar. As such, the convertible option was separated and recognized at fair value as a non-current financial liability with changes in fair value then recorded in the consolidated statement of comprehensive loss. For the second quarter of 2014, the Company recognized a non-cash loss of $6.6 million as a result of the change in fair value between March 31, 2014 and June 30, 2014 (2013: $4.2 million gain). For the six month period ended June 30, 2014 the Company recognized a non-cash loss of $0.3 million as a result in the change in fair value between December 31, 2013, and June 30, 2014 (2013: $4.2 million gain).

Financing costs

For the three month period ended June 30, 2014, the Company incurred $3.5 million of financing costs as compared to $0.9 million incurred during the second quarter of 2013. The Company incurred $6.6 million in financing costs for the six months ended June 30, 2014, compared to $1.1 million for the comparable period of 2013. Financing costs in 2014 were comprised of accretion and interest in relation to the convertible notes, while financing costs incurred in 2013 related to both the $57.5 million loan received from Crest in the first quarter of 2013 as well as accretion and interest incurred on the convertible notes issued during the second quarter of 2013. Upon issuance of the convertible notes, the loan from Crest was fully repaid in the second quarter of 2013.

In accordance with IFRS, the Company is not entitled to capitalize any of its borrowing costs as part of E&E expenditures. Therefore, all borrowing costs have been expensed as financing costs.

Foreign Exchange

WesternZagros adopted the U.S. dollar as its measurement and reporting currency since the majority of its expenditures are, or will be, directly or indirectly denominated in U.S. dollars and to facilitate a more direct comparison to other international crude oil and natural gas exploration and development companies.

As at June 30, 2014, WesternZagros held more than 95 percent of its cash and cash equivalents and short-term investments in U.S. dollar accounts and U.S. dollar overnight and term deposits. The Company does hold Canadian dollar balances for the purpose of funding WesternZagros’s Canadian dollar expenditures, which are mainly related to general and administrative costs for its head office and certain drilling-related services and tangible equipment procured from Canadian suppliers. The Company also has certain other assets and liabilities in currencies other than the U.S. dollar, mainly the Cdn$100 million convertible notes and associated derivative financial liabilities originally issued during the second quarter of 2013. For financial statement presentation purposes, WesternZagros converts other currencies to U.S. dollars at the end of each period resulting in foreign exchange gains and losses.

For the quarter ended June 30, 2014, WesternZagros recorded a $2.5 million foreign exchange loss relating to these conversions as compared to a gain of $1.3 million for the quarter ended June 30, 2013. For the six months ended June 30, 2014, the Company recorded a $0.3 million foreign exchange loss, compared to a $1.3 million gain during the six month period ended June 30, 2013. The Company’s foreign exchange gains and losses are mainly due to the change in the U.S. dollar value of the debt component of the Canadian denominated convertible notes originally issued in the second quarter of 2013.

As at June 30, 2014, had the U.S. dollar changed by one percent against the Canadian Dollar, with all other variables held constant, the Company’s foreign exchange gain or loss would have been affected by approximately $1.0 million (June 30, 2013: $0.6 million).

Income Taxes

For the three and six months ended June 30, 2014, WesternZagros had $Nil tax expense (2013: $0.1 million and $0.3 million recovery, respectively) as taxes paid in prior years were fully recovered for the year ended December 31, 2013.

Other Income

WesternZagros’s other income is comprised entirely of interest earned on cash and cash equivalents and any short-term investment balances. Interest of $0.02 million was earned for the quarter ending June 30, 2014 (2013: $0.06 million). Interest of $0.07 million was earned for the six months ended June 30, 2014 (2013: $0.09 million).

Net income (loss)

For the quarter ended June 30, 2014, WesternZagros recorded a net loss of $16.5 million compared to net income of $0.5 million in the same quarter of 2013. For the six months ended June 30, 2014, the Company recorded a net loss of $15.1 million (2013: $3.7 million loss). The increased net loss in 2014 as compared to 2013 is due to increased financing costs incurred during the current year and the non-cash derivative liabilities loss while a non-cash derivatives gain was recognized in the prior year.

Capital Expenditures

WesternZagros’s share of capital expenditures for the three and six months ended June 30, 2014, included 60 percent of the Kurdamir Block activities and 50 percent of Garmian Block costs. The Company submitted a Declaration of Commerciality (“DoC”) with regards to the Sarqala discovery on the Garmian Block to the KRG on December 23, 2013. The Company and its co-venturers submitted a development plan for the Sarqala discovery to the KRG on June 19, 2014, outlining how the field will be developed. The KRG now has 60 days, on a best efforts basis, to approve the development plan. As at the reporting date, the Company does not yet believe that it has demonstrated the commercial viability and technical feasibility of its properties since reserves have not yet been recognized by an independent reserves evaluator. Accordingly, all E&E expenditures that pertain to the Kurdistan Region exploration project with respect to the Company’s PSCs have been capitalized in accordance with the Company’s exploration and evaluation accounting policy.

For the six months ended June 30, 2014, WesternZagros’s share of costs associated with the Garmian and Kurdamir PSC activities and other capitalized costs was $48.0 million, comprised of $18.4 million of drilling-related costs and $29.6 million in other appraisal and development planning costs. Appraisal, development and other costs included $5.6 million for the Kurdamir-2 EWT, $6.3 million for the Sarqala workover, $6.8 million for initial long lead costs, site preparation costs incurred prior to the relinquishment of the Garmian Block acreage and other appraisal costs, $2.0 million for development planning and $8.9 million for local office and all other PSC-related costs. The Company’s portion of drilling-related costs included $11.4 million for Hasira-1, $5.2 million for Baram-1 and $1.8 for long leads and planning for Kurdamir-4.

By comparison, WesternZagros’s share of costs associated with the Garmian and Kurdamir PSC activities and other capitalized costs incurred for the six months ended June 30, 2013, was $58.6 million, comprised of $38.3 million of drilling-related costs ($20.5 million on the Garmian Block and $17.8 million on the Kurdamir Block); $15.2 million related to the seismic programs on the Kurdamir Block and southern portion of the Garmian Block; and $5.1 million for local office and all other PSC-related costs.

For the three months ended June 30, 2014, WesternZagros’s share of costs associated with the Garmian and Kurdamir PSC activities and other capitalized costs was $22.0 million, comprised of $6.1 million of drilling-related costs and $15.9 million in other appraisal and development planning costs. Appraisal, development and other costs included $2.7 million for the Kurdamir-2 EWT, $4.9 million for the Sarqala workover, $2.3 million for other appraisal costs, $1.4 million for development planning and $4.6 million for local office and all other PSC-related costs. The Company’s portion of drilling-related costs included $4.3 million related to the Garmian Block, mainly for Hasira-1, and $1.8 for long leads and planning for Kurdamir-4.

By comparison, WesternZagros’s share of costs associated with the Garmian and Kurdamir PSC activities and other capitalized costs incurred for the three months ended June 30, 2013, was $36.0 million, comprised of $25.5 million of drilling-related costs ($13.8 million on the Garmian Block and $11.7 million on the Kurdamir Block); $7.6 million related to the seismic programs on the Kurdamir Block and southern portion of the Garmian Block; and $2.9 million for local office and all other PSC-related costs.

Oil production from Sarqala-1 is currently halted and there was no oil production from Sarqala-1 during the year ended December 31, 2013 or during the interim period ended June 30, 2014. However, under the auspices of the KRG the Company sold approximately 3,800 barrels of oil inventory from tankage into the Kurdistan Region local domestic market during the second quarter of 2013. The Company received $0.25 million of gross proceeds ($0.1 million of net proceeds) in advance from the buyer and settled the KRG’s and Gazprom Neft’s net entitlements in accordance with the production sharing terms of the Garmian PSC. WesternZagros is still in the exploration stage of development and credits any net proceeds received from the sale of oil into the Kurdistan Region domestic market against E&E expenditures when the significant risks and rewards of ownership have passed and the value of those sales can be reliably measured.

Under the direction of the KRG, the Company temporarily delivered crude oil for export during a three week period in November 2012 until deliveries were halted per further direction received from the KRG. The Company expects its net entitlement to be based on the terms of the Garmian PSC, however the Company has not been paid for the approximate 88,000 barrels (gross) of production delivered for export. There is uncertainty as to the amount and the timing of proceeds due for the oil that was exported. Accordingly, as at the reporting date the Company has not recorded any receivable for the value of the Company’s net entitlement and consequently no associated credit to E&E expenditures. WesternZagros is still in the exploration stage of development and credits any net proceeds received from the sales of oil exports against E&E expenditures in the period in which the proceeds are received.

Quarterly Information

The following table summarizes key financial information on a quarterly basis for the fiscal periods indicated:

	Three Month Periods Ended
	June 30 2014	Mar 31 2014	Dec 31 2013	Sep 30 2013
Revenue	19	47	120	103
Net Income (Loss)	(16,542)	1,401	(1,519)	3,144
Net Income (Loss) Per Share (US$ Per Share) (Basic and Fully Diluted)	$(0.03)	Nil	Nil	0.01

E&E Expenditures(1)	21,997	26,003	27,742	45,214
Oil Sales Proceeds (Gross)	Nil	Nil	Nil	Nil
Total Assets	544,182	551,711	571,165	578,140
Total Non-Current Liabilities	95,970	84,088	88,314	91,403
Dividend (US$ per Share)	Nil	Nil	Nil	Nil

	Three Month Periods Ended
	Jun 30 2013	Mar 31 2013	Dec 31 2012	Sep 30 2012
Revenue	60	33	48	30
Net Income (Loss)	500	(4,157)	(3,326)	(2,677)
Net Income (Loss) Per Share (US$ Per Share) (Basic and Fully Diluted)	Nil	(0.01)	(0.01)	(0.01)
E&E Expenditures(1)	35,980	22,659	31,169	16,486
Oil Sales Proceeds (Gross)	247	Nil	Nil	Nil
Total Assets	581,929	517,750	424,375	395,507
Total Non-Current Liabilities	96,371	62,446	4,413	1,384
Dividend (US$ per Share)	Nil	Nil	Nil	Nil

(1):	E&E expenditures as presented are prior to change in non-cash investing capital, insurance recoveries, recovery of estimated back costs upon allocation of the TPPI, disposals and gross proceeds received and payments made related to extended well test sales.

Kurdamir and Garmian Production Sharing Contracts: Summary and Commitments

Under the terms of its Kurdamir and Garmian PSCs, WesternZagros has a 40 percent working interest in each PSC and the KRG has a 20 percent working interest in both PSCs. The remaining 40 percent working interest in the Kurdamir PSC is held by Talisman and the remaining 40 percent interest in the Garmian PSC is held by Gazprom Neft. WesternZagros, the KRG and Talisman for the Kurdamir PSC and WesternZagros, the KRG, and the Gazprom Neft for the Garmian PSC, are each a “Contractor Group” for the respective blocks.

WesternZagros has commenced the Development Period under the Kurdamir and Garmian PSCs. It has completed its PSC exploration commitments, summarized as follows:

	Kurdamir PSC	Garmian PSC
First exploration sub-period (completed)	August 31, 2012	December 31, 2011
Exploration obligation	Kurdamir-2 (completed)	Mil Qasim-1 exploration well (completed)

Second exploration sub-period	Additional two years (completed)	Additional two years (completed)
Exploration obligation	Kurdamir-3 (completed)	Baram-1 (completed)

PSC payments	Additional Capacity Building Support Payment payable equal to 3% of WesternZagros Profit Oil; $1.1 million annual payments.	Additional Capacity Building Support Payment payable equal to 3% of WesternZagros Profit Oil; $0.6 million annual payments.

Operator	Talisman		WesternZagros(1)
Working interest	WesternZagros Talisman KRG	40% 40% 20% (2)	WesternZagros Gazprom Neft KRG	40% 40% 20% (2)

(1)	Pursuant to the terms of the Garmian PSC, at the end of the Exploration Period, operatorship is to transition from WesternZagros to Gazprom Neft, with the parties anticipating the transfer of operatorship to be completed by December 31, 2014.
(2)	WesternZagros funds 100% of the KRG costs on the Kurdamir Block and 50% of the KRG costs on the Garmian Block, ultimately to be recovered by WesternZagros though the KRG’s share of Cost Recovery Oil.

The Company has concluded the second exploration sub-period of the Kurdamir PSC with the declaration of commerciality filed on August 19, 2014. The Kurdamir-3 well and the Kurdamir seismic program carried out in 2013 have satisfied the Company’s minimum obligations relating to the second exploration sub-period under the Kurdamir PSC. The Company has committed to expenditures of approximately $11 million, under approved AFE’s, to meet its 60 percent funding requirement related to planned Kurdamir Block activities, which includes the Company’s portion of future well planning and long leads, other appraisal activities, development planning and the associated supervision and local office support costs for Kurdamir Block activities to December 31, 2014.

The Company has concluded the second exploration sub-period of the Garmian PSC with the completion of drilling and testing activities at Baram-1. The Company, along with its co-venturers, submitted a DoC to the KRG on December 23, 2013 for the Sarqala discovery. The KRG accepted the DoC and, accordingly, the development period of the Garmian PSC commenced effective December 23, 2013. The Company and its co-venturers then submitted a development plan to the KRG within the 180 day requirement on June 19, 2014, outlining how the field and other discoveries on the Garmian Block will be developed, including future development wells, production facilities and other support infrastructure. Per the terms of the Garmian PSC, the KRG now has 60 days after submission, on a best efforts basis, to approve the development plan.

As part of the transitioning to development, WesternZagros, its co-venturer, Gazprom Neft, and the KRG agreed to end exploration expenditure on the Garmian Block following the completion of the Hasira-1 well. As such, the Company has no further exploration expenditure obligations and will apply its focus and financial resources on development. Under the terms of the Declaration of Commerciality, the co-venturers relinquished prospects on the Garmian Block that are not covered by the development plan, such as Chwar, Qula, Qulijan and Baram which are considered non-core to WesternZagros’s development plans.

Garmian and Kurdamir Production Sharing Contracts: Production

The Garmian and Kurdamir PSCs provide each respective Contractor Group with the exclusive right to develop and produce any commercial discoveries. A development area encompasses any discoveries made prior to the end of the exploration period. The development period for producing a commercial discovery is an initial term of 20 years from the date of declaring a commercial discovery with a further automatic right to a five year extension. If commercial production is possible at the end of the last period then the Contractor Group shall be entitled to an extension of a further five years under the same terms as in the applicable PSC if a request is made by the Contractor Group at least six months before the end of the first five year extension.

Pursuant to the terms of the Kurdamir and Garmian PSCs, WesternZagros maintains the right to market its share of oil on the world market. There is an obligation under the Kurdamir and Garmian PSCs to make oil production available to meet regional market demand. Pursuant to the terms of the Kurdamir and Garmian PSCs, the price for natural gas is based on the actual price obtained at the delivery point, and ultimate sales contracts and final sales prices are subject to KRG approval. Limited markets exist for natural gas within Iraq and there is limited infrastructure for export and no such price for natural gas has yet to be established in Kurdistan. The KRG has the expansion of its electricity generation as one of its priorities and is pursuing a number of projects that may expand these markets and the demand for natural gas.

Garmian and Kurdamir Production Sharing Contracts: Commercial Terms

The sharing of oil production occurs as follows: of the total oil produced, operations oil is available to the Contractor Group for use in carrying out its obligations under the PSCs; the remaining oil is subject to a 10 percent royalty payable to the KRG (the residual is considered to be “net available oil”). Up to 45 percent of the net available oil is available for cost recovery with the remainder as “profit oil”. Costs subject to cost recovery include all costs and expenditures incurred by the Contractor Group for exploration, development, production and decommissioning operations, as well as any other costs and expenditures incurred directly or indirectly with these activities. The portion of profit oil available to the Contractor Group is based on a sliding scale from 35 percent to 16 percent depending on a calculated R-Factor. The R-Factor is established by reference to the ratio of cumulative revenues over cumulative costs. When the ratio is below one, the Contractor Group is entitled to 35 percent of the profit oil. The percentage is then reduced on a linear sliding scale to a minimum of 16 percent at an R-Factor ratio of two or greater.

The production sharing terms for non-associated natural gas are the same as the oil production sharing terms except that the net available gas available for cost recovery is 55 percent and the profit sharing component is on a different scale. For natural gas, the portion of profit natural gas available for the Contractor Group is based on a sliding scale from 40 percent to 20 percent depending on a calculated R-factor. The R-Factor is established by reference to the ratio of the Contractor Group’s cumulative revenue over cumulative costs. When the R-Factor is below one, the Contractor Group is entitled to 40 percent of the profit oil. The Contractor Group’s percentage is then reduced on a linear scale to a minimum of 20 percent at a ratio of 2.75 or greater. The production sharing terms for associated natural gas are included as part of the oil production sharing terms, except such associated gas sales are exempt from the 10 percent royalty subject to marketing agreement with the KRG.

As at June 30, 2014, the Company had approximately $225 million related to the Garmian PSC and $205 million relating to the Kurdamir PSC, both net to WesternZagros, of recoverable costs available that may ultimately be recovered from future crude oil or natural gas sales in accordance with the PSCs. Pursuant to the terms of the PSCs, these estimated cost pools are subject to government audit.

Other Commitments

The Company has entered into various contracts, including contracts for drilling equipment, services and other tangible equipment. The following table summarizes the Company’s portion of estimated commitments in relation to these contracts relating to the Garmian Block operations and other contractual obligations at June 30, 2014:

For the Years Ending December 31, US$(000)’s unless otherwise specified,
	2014	2015	2016	2017	2018+	Total
Equipment and Services	$2,850	—	—	—	—	$2,850
Drilling rigs	—	$8,000	—	—	—	8,000
Office and other	550	3,250	$2,200	$2,300	—	8,300

	$3,400	$11,250	$2,200	$2,300	—	$19,150

Legal Proceedings

WesternZagros is not a party to any legal proceeding nor was it a party to, nor is or was any of its property the subject of, any legal proceeding during the interim period ended June 30, 2014, nor is management of the Company aware of any such contemplated legal proceeding, which involves a claim for damages, exclusive of interest and costs, that exceeds 10 percent of the current assets of WesternZagros other than as set forth below.

From time to time, the Company may become involved in legal or administrative proceedings in the normal conduct of business. The Company is currently in an arbitration proceeding under the UNCITRAL Arbitration Rules with a former contractor who cannot be named as the arbitration proceeding is confidential. The proceeding is in relation to a consulting contract that the Company and the contractor agreed to terminate in 2011 for US$7.5 million, which amount has been recognized in the Company’s financial statements. On October 20, 2011,

WesternZagros was provided with a notice of arbitration from the contractor challenging the validity of the termination agreement and seeking additional compensation for the termination of the contract. The parties have completed the first phase of arbitration hearings in respect of the validity of the termination agreement pursuant to which the arbitration panel found in favour of the contractor and are now proceeding into the next phase of hearings where the contractor is seeking damages for wrongful termination of the contract. The Company believes that the quantum of damages sought by the contractor, which is significantly higher than the original amount agreed to, is without merit based on its analysis of the dispute and including the fact that the arbitration panel stated in its findings in the first phase of the arbitration hearings that “a Party claiming that this value should be significantly different from the value that the Parties themselves attributed to it at the time (i.e. USD 7.5 million) should have a good reason to do so”. However, given that the second phase of the hearings has not yet taken place, there is no certainty as to the quantum of damages which may be awarded by the arbitration panel.

Off-Balance Sheet Arrangements

The Company does not presently utilize any off-balance sheet arrangements to enhance its liquidity and capital resource positions, or for any other purpose. During the interim period ended June 30, 2014, WesternZagros did not enter into any off-balance sheet transactions.

Outlook

Following the declaration of commerciality on the Company’s two discoveries in the Kurdistan Region, discussions are underway with its co-venturers and the KRG to advance phased development plans that balance development with increases in production. Our overall development philosophy for both our fields is based on a phased expansion strategy; incrementally increasing processing facilities and production capabilities through drilling to match our sales volumes. This phased development will manage the capital investment and exposure in line with increases in production and cash flow. Once cash flow is established, the Company will be well positioned to further delineate the significant prospective resources remaining on both the Kurdamir and Garmian blocks. With the recently announced financing including Cdn$250 million equity rights offering and the US$200 million debt facility entered into on August 14, 2014, the Company is funded to advance the development plans and secure near term production.

Garmian Development

The Garmian development plan was submitted in June 2014 and the Company is actively engaged with the KRG to finalize approval of the plan. The Garmian development plan contemplates the commencement of production from the Sarqala-1 well at rates up to 10,000 bbld/d and the potential tie-in of the Hasira-1 well, subject to results, in 2014 utilizing the existing facilities. Upgrades are underway at the existing Sarqala facilities targeting processing capacity of 15,000 bbl/d. The planned development drilling program will delineate the 111 MMbbls of gross unrisked prospective oil resources (mean estimate) within the existing Jeribe and Mio-Oligocene structures. Based on these results, additional facilities will be sized appropriately. With success, the current contingent and prospective gross unrisked oil resources could ultimately support a project with 30,000 to 50,000 bbl/d of oil production.

The development plan submitted to the KRG is outlined below. The final development plan is subject to KRG approval and the indicative costing is subject to field sizing, final engineering and tendering.

Phase 1 – Complete the Sarqala-1 workover, test and potentially tie-in the Hasira-1 well, and upgrade existing facilities to a total capacity of 15,000 bbl/d, including the necessary equipment for truck loading. Assuming a timely resumption of field operations, it is anticipated that these activities will be completed by the end of 2014 and 2015 with an estimated net capital cost of $45 million to $50million.

Phase 2 – Drill the first two development wells (Sarqala-2 and Sarqala-3), install centralized storage and loading facilities, and begin the Front End Engineering and Design (“FEED”) work for an incremental 25,000 to 35,000 bbl/d oil processing facility. This second phase of development work is anticipated to occur in 2015 with estimated net capital costs of $45 million to $50 million.

Phase 3 – Construct and commission the oil processing facilities expansion and continue drilling required development and appraisal wells. The current development plan contemplates a one-rig drilling program that may be accelerated based upon results from the first two development wells. This third phase of development work is anticipated to occur in 2015 and 2016 with estimated net capital costs of $125 million to $130 million.

Future phases may be added as future appraisal wells determine the ultimate resource and production potential of the Jeribe and Oligocene reservoirs.

The Company is advancing gas utilization discussions with the KRG to avoid gas flaring while providing the associated gas from oil production, not utilized in operations from the field, to fuel domestic power production.

Kurdamir Development

On the Kurdamir Block, the Company is working with Talisman to advance the submission of a development plan following the declaration of commerciality on August 19, 2014. While the development plan is still under discussion with the co-venturers, the conceptual plan contemplates two initial phases to secure early oil and gas production. Future phases will be added over time to incrementally increase processing facilities and production capabilities through drilling. Management estimates the ultimate production rate for the Kurdamir field to be at 125,000 to 150,000 bbl/d based on the Company’s current 386 MMbbls of gross unrisked contingent oil resources (mean estimate) discovered in the Oligocene reservoir. The co-venturers continue to work closely with the KRG on securing gas volumes for domestic power consumption and future exports. In addition to the early oil, the co-venturers are assessing options that could provide 50 to 70 million standard cubic feet per day (“MMscf/d”) of natural gas into the domestic market as early as 2017.

Furthermore, the Company estimates significant prospective upside for the Kurdamir field of over 1 billion barrels of gross unrisked prospective oil resources (mean estimate) to be pursued with future appraisal drilling after the commencement of production and cash flow.

The development plan is subject to approval by the co-venturers and KRG, and remains in the preparation phase. The dollar amounts below provide initial capital guidance on the proposed work program, but will be subject to final engineering, tendering and approvals. Future phases will be advanced based on the results of the initial development plan.

Phase 1 – Drill the Kurdamir-4 horizontal well to establish the deliverability of the Oligocene reservoir in the Kurdamir structure, construct and commission a single well battery with 10,000 bbl/d of oil processing capacity to establish early oil production, and commence the FEED for additional oil processing facilities of 15,000 to 30,000 bbl/d and gas processing facilities of 50 to 70 MMscf/d. This first phase of development work is anticipated to occur in 2014 and 2015 with estimated net capital costs of $65 million to $70 million. The Company anticipates first oil production by the end of 2015 from a successful Kurdamir-4 well.

Phase 2 – Construct and commission additional oil and gas processing facilities, and carry out additional development and appraisal drilling of the field. The conceptual plan currently contemplates a one rig drilling program that may be accelerated based on results. This second phase of development work is anticipated to occur in 2015 through 2016 with estimated net capital costs of $275 million to $280 million.

Summary of 2014 Capital Spending

The Company’s portion of planned expenditures related to Garmian and Kurdamir block activities for the remainder of 2014 include $6 million for Hasira-1 completion; $4 million for the Sarqala-1 workover; $20 million for the commencement of the Kurdamir-4 horizontal well; $17 million for advancing development activities on the Garmian and Kurdamir blocks, including the Sarqala loading facility, future wells and other long leads items; and $15 million for supervision, local office costs and other Garmian and Kurdamir PSC-related costs. Corporate operating and interest expenses are estimated at $15 million.

Liquidity and Capital Resources

As at June 30, 2014, WesternZagros had $49.7 million in working capital. WesternZagros invests its cash and cash equivalents and short-term investments with major Canadian financial institutions with investment grade credit ratings and in Government of Canada instruments in accordance with an Investment Policy approved by the Board of Directors. The other income generated during the interim period ended June 30, 2014, was comprised entirely of interest earned on cash and cash equivalent balances and short-term investments.

WesternZagros and its co-venturers on the Garmian and Kurdamir blocks are currently preparing for staged development with early production systems to supply both oil and natural gas to either the domestic or export markets. The development plan for the Garmian Block was submitted on June 19, 2014, for which the KRG has 60 days to approve the development plan on a best efforts basis. Once the development plan is approved, WesternZagros will request commencing production and sale of crude oil from Sarqala-1. With the submission of the declaration of commerciality for the Kurdamir Block completed on August 19, 2014, the development plan for the Kurdamir Block is under preparation to be submitted for approval to the KRG.

After an exhaustive review and evaluation of the various financing and strategic alternatives available to the Company carried out by the Special Committee of the Board of Directors, the Company has determined to proceed with a rights offering to raise gross proceeds of up to Cdn$250 million, which is back-stopped under an agreement with Crest to purchase up to Cdn$200 million of the Company’s equity securities. With the proceeds to be received upon completion of the rights offering, the available working capital at June 30, 2014, the commencement of production from the Garmian Block and the access to the two tranches of debt that come available in 2015 and 2016, the Company is funded to advance the currently planned development activities once the development plans are approved for each Block.

A summary of the anticipated timeline for completion of the Rights Offering and the Private Placement is as follows:

Late August/Early September	Filing of the preliminary prospectus in connection with the Rights Offering

Early September	Mailing of the information circular in connection with the Special Meeting

Early October	Special Meeting and filing of the Final Prospectus

Mid-October	Record Date for the Rights Offering and listing of the Rights

Mid - Late November	Closing of the Rights Offering and the Private Placement

Outstanding Share Data

As at June 30, 2014, there were 476,512,345 common shares issued and outstanding. Subsequent to June 30, 2014, there were 108,165 options exercised by employees and contractors such that there were 476,620,510 common shares issued and outstanding at the date of this MD&A. The number of common shares reserved for issuance pursuant to options granted will not exceed 10 percent of the issued and outstanding common shares.

For the six months ended June 30, 2014, there were 1,413,199 options exercised by employees or contractors and 569,501 options that expired or were forfeited bringing the total stock options outstanding to 24,349,316.

Subsequent to June 30, 2014, there were 108,165 options exercised and 71,667 options forfeited by officers, employees or contractors, bringing the total number of stock options outstanding as at the date of this MD&A to 24,169,484.

RISK FACTORS

The oil and gas industry is very competitive and is subject to many risks. Many of these risks are outside of WesternZagros’s control. The ability of WesternZagros to successfully carry out its business plan is primarily dependent upon the continued support of its shareholders, the discovery of economically recoverable reserves, meeting all commitments under the PSCs, the resolution of remaining political disputes in Iraq, progress on the federal petroleum law and the ability to export oil and natural gas from the Kurdistan Region in accordance with the economic terms under the PSCs, the state of the capital markets, the ability of WesternZagros to obtain financing as required to develop reserves, and the receipt of proceeds from future oil and gas sales (if any). Management of WesternZagros has identified certain key risks and their potential impact on WesternZagros’s operations.

For further information on risk factors affecting the business of WesternZagros, see “Risk Factors” relating to the Company as referenced in the March 13, 2014 Annual Information Form (“AIF”). In addition to those risks previously identified in the AIF, the Company has identified certain additional risks as a result of recent developments in the interim period of 2014 as follows:

There is no assurance that the Kurdistan Region of Iraq will not be impacted by the actions of ISIS

If ISIS was to engage in attacks or was to occupy areas within the Kurdistan Region, the outcome could be a delay in operations, increased costs for increased security and difficulty in attracting/retaining qualified service companies and related personnel, all of which may be materially adversely affected and in which case would materially adversely impact WesternZagros’s business, financial condition and results of operations and prospects.

There is uncertainty relating to the payment mechanism for oil exported from the Kurdistan Region by the KRG

In the interim period ending June 30, 2014, the KRG has begun to export oil shipments directly though Turkey and the port at Ceyhan and to sell such exports directly to buyers. The Government of Iraq opposes unilateral exports by the KRG and has threatened legal action against any company that facilitates sales of exports by the KRG. The Government of Iraq also has pending arbitration against Turkey at the International Chamber of Commerce in relation to such exports.

The payment mechanism for oil exported and sold directly by the KRG is still developing and the payment mechanism relating to the contractor’s entitlements of such exports is not yet established. Therefore, there is uncertainty relating to the amount and timing for receipt of any proceeds in regards to contractor’s entitlements under the terms of the PSCs for any oil that is delivered for export and sale by the KRG. The ultimate outcome of the uncertainties pertaining to the KRG’s direct sale of oil exports and the resolution and timing and development of the related payment mechanism for such sales could have an adverse impact on the Company’s financial condition.

The completion of the planned financing is subject to certain conditions

The equity backstop being provided by Crest in connection with the planned rights offering is conditional upon, among other things, receipt of all necessary approvals from securities regulatory authorities and the shareholders of the Company. In the event the Company is unable to receive all such necessary approvals on a timely basis, Crest will be unable to provide the equity backstop and the rights offering may not proceed. In addition, if any of the other conditions set forth in the equity backstop agreement with Crest are not satisfied on a timely basis or other termination events under such agreement occur, Crest will not be obligated to provide the equity backstop and the rights offering and the related debt financing may not proceed. Failing to complete the rights offering and the related debt financing is likely to have an adverse effect on the Company’s business, financial condition and results of operations.

CRITICAL ACCOUNTING ESTIMATES

WesternZagros’s critical accounting estimates are defined as those estimates that have a significant impact on the portrayal of its financial position and operations and that require management to make judgments, assumptions and estimates in the application of IFRS. Judgments, assumptions and estimates are based on historical experience and other factors that management believes to be reasonable under current conditions. As events occur and additional information is obtained, these judgments, assumptions and estimates may be subject to change. The critical accounting estimates used in the preparation of its condensed consolidated interim financial statements for the period ending June 30, 2014, are consistent with those as described in Note 5 of the audited annual consolidated financial statements for the year ended December 31, 2013.

Use of Estimates

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the condensed consolidated interim financial statements, and the reported amounts of revenues and expenses during the reporting period. Such estimates relate to unsettled transactions and events as of the date of the consolidated financial statements. Accordingly, actual results may differ from these estimated amounts as future confirming events occur.

RECENT ACCOUNTING PRONOUNCEMENTS

The significant accounting policies used in the preparation of the condensed consolidated interim financial statements are consistent with the policies as described in the audited annual consolidated financial statements for the year ended December 31, 2013.

New IFRS standards:

On January 1, 2014, WesternZagros adopted the following IFRS standards, interpretations and amendments which became effective for annual periods beginning on or after January 1, 2014, none of which had any impact on the condensed consolidated interim financial statements:

IAS 32 – Financial Instruments: Presentation:

The amendments to IAS 32 issued in December 2011 clarify the meaning of the offsetting criterion and the principle behind net settlement, including identifying when some gross settlement systems may be considered equivalent to net settlement.

IAS 36 – Impairment of Assets:

The amendments to IAS 36 issued in May 2013 require (i) disclosure of the recoverable amount of impaired assets; and (ii) additional disclosures about the measurement of the recoverable amount when the recoverable amount is based on fair value less costs of disposal, including the discount rate when a present value technique is utilized to measure the recoverable amount. The amendments would only impact disclosures in the notes to the condensed consolidated interim financial statements in periods where an impairment loss or impairment reversal is recognized.

IAS 39 – Financial Instruments: Recognition and Measurement:

The amendments to IAS 39 issued in June 2013 clarify that novation of a hedge derivative to a clearing counterparty as a consequence of laws or regulations or the introduction of laws or regulations does not terminate hedge accounting.

IFRIC 21 – Levies:

In May 2013, the IASB issued IFRIC 21, which was developed by the IFRS Interpretations Committee. IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. The interpretation clarifies that no liability should be recognized before the minimum threshold which triggers the levy is reached.

Future IFRS standards:

IFRS 9 - Financial Instruments:

In November 2013, the IASB issued the third phase of IFRS 9 which detailed the new general hedge accounting model. Hedge accounting remains optional and the new model is intended to allow reporters to better reflect risk management activities in the financial statements and provide more opportunities to apply hedge accounting. On July 24, 2014, the IASB published the complete version of IFRS 9 Financial Instruments which replaces most of the guidance in IAS 39 and requires entities to adopt IFRS 9 for annual periods beginning on or after January 1, 2018. The Company is considering the impact, if any, of the adoption of IFRS 9 beginning in 2018.